Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333-000000) and related Prospectus of Liberty Property Trust and Liberty Property Limited Partnership for the registration of Liberty Property Trust’s common shares of beneficial interest, preferred shares of beneficial interest, depositary shares, warrants and guaranties and Liberty Property Limited Partnership’s debt securities and to the incorporation by reference therein of our reports dated February 28, 2014, with respect to the consolidated financial statements and schedule of Liberty Property Limited Partnership, and the effectiveness of internal control over financial reporting of Liberty Property Limited Partnership, included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

April 29, 2014